# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 04/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001650757
Persons authorized to receive notices and communications: Xingluo Zhu, Suite 1707-08, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong, Hong Kong (K3), 000000, 86-10-8593-5676

## Reporting persons
- Advantech Capital L.P. (CIK 0001650757): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report").
- Advantech Capital Partners Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- Green Vision Partners Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- Prime Success, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: SINOVAC BIOTECH LTD.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Comment: This Amendment No.1 to Schedule 13D is being filed on behalf of Advantech Capital L.P., Advantech Capital Partners Ltd., Green Vision Partners Limited and Prime Success, L.P. (each, a "Reporting Person") to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the "Common Shares"), of Sinovac Biotech Ltd. (the "Issuer"), filed by the Reporting Persons on March 25, 2025. The items herein amend the information disclosed under the corresponding items of the original Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings given to them in the original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

The Issuer's announcement on April 1, 2025 implies that the New Board will take steps to determine whether the Reporting Persons' shares in the Issuer are valid and that the Issuer will issue a cash dividend to shareholders that excludes the Reporting Persons' entitlement. The Reporting Persons intend to take all necessary action to protect their entitlement. In connection thereto, on April 9, 2025 the Reporting Persons requested to join an arbitration that Vivo Capital initiated in March 2025 against the Issuer at the Hong Kong International Arbitration Centre seeking, among other things, a declaration affirming the Reporting Persons' rights to its entitlement. The Reporting Persons may take additional actions as needed to further protect their rights and investment.

Except as set forth herein as may be necessary for defending their lawful interests in the Issuer in relation to the 2018 Private Placement, either alone or in coordination with any one or more shareholders of the Issuer, the Reporting Persons have no present plan or intention that would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on discussions with other shareholders of the Issuer, the financial condition, results of operations and prospects of the Issuer and other factors that the Reporting Persons deem relevant, the Reporting Persons may take steps and pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. The filing of this Amendment shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and any other shareholders of the Issuer and their affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons expressly disclaim beneficial ownership of the common shares beneficially owned by other shareholders of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No.1 to Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No.1 to Schedule 13D.
Transactions in the class effected during the past sixty days: No Reporting Person has, and to the knowledge of the Reporting Persons, no Person named in Item 2 to this Amendment No.1 to Schedule 13D has, effected any other transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, and to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented and amended by adding the following:

Item 4 of this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

## Signatures
- Advantech Capital L.P.: /s/ Yan Yang, Yan Yang / Authorized Signatory (04/10/2025)
- Advantech Capital Partners Ltd.: /s/ Yan Yang, Yan Yang / Authorized Signatory (04/10/2025)
- Green Vision Partners Limited: /s/ Yan Yang, Yan Yang / Director (04/10/2025)
- Prime Success, L.P.: /s/ Yan Yang, Yan Yang / Authorized Signatory (04/10/2025)